GEOGLOBAL RESOURCES
200, 625 – 4 Avenue S.W.
Calgary, Alberta, Canada    T2P 0K2
January 20, 2012

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

GeoGlobal Resources Inc.
Registration Statement on Form S-3
as amended by Amendment No. 1, filed on January 13, 2012 (File No. 333-178191)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, GeoGlobal Resources Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to January 25, 2012 at 9:30 a.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, the Company represents and acknowledges that:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	2

If you have any questions regarding the foregoing, please contact Andrew J. Foley (212-373-3078) or Anat M. Aronowicz (212-373-3492) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely, GeoGlobal Resources Inc.

By:	/s/ Paul B. Miller
Name: Paul B. Miller
Title: President and Chief Executive Officer

cc:  Andrew J. Foley, Esq.
              Paul, Weiss, Rifkind, Wharton & Garrison LLP